SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 5)*

T3 Motion, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89853X306

(CUSIP Number)

Vision Capital Advisors, LLC

20 West 55th Street, 5th Floor

New York, NY 10019

Attention: James Murray

Tel: 212.849.8237

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 13, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 9 pages

CUSIP No.: 89853X306

NAME OF REPORTING PERSON

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Adam Benowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER - 0 SHARED VOTING POWER - 2,393,641 SOLE DISPOSITIVE POWER - 0 SHARED DISPOSITIVE POWER - 2,393,641

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,393,641

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3%

14.	TYPE OF REPORTING PERSON

IN

Page 2 of 9 pages

CUSIP No.: 89853X306

NAME OF REPORTING PERSON

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Robert Thomson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER - 25,000 SHARED VOTING POWER - 0 SOLE DISPOSITIVE POWER - 25,000 SHARED DISPOSITIVE POWER - 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14.	TYPE OF REPORTING PERSON

IN

Page 3 of 9 pages

CUSIP No.: 89853X306

1.	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Capital Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER - 0 SHARED VOTING POWER - 2,393,641 SOLE DISPOSITIVE POWER - 0 SHARED DISPOSITIVE POWER - 2,393,641

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,393,641

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3%

14.	TYPE OF REPORTING PERSON

IA

Page 4 of 9 pages

CUSIP No.: 89853X306

1.	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Opportunity Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER - 0 SHARED VOTING POWER - See Item 5 SOLE DISPOSITIVE POWER - 0 SHARED DISPOSITIVE POWER - See Item 5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14.	TYPE OF REPORTING PERSON

CO

Page 5 of 9 pages

CUSIP No.: 89853X306

NAME OF REPORTING PERSON

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Capital Advantage Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER - 0 SHARED VOTING POWER - See Item 5 SOLE DISPOSITIVE POWER - 0 SHARED DISPOSITIVE POWER - See Item 5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14.	TYPE OF REPORTING PERSON

PN

Page 6 of 9 pages

CUSIP No.: 89853X306

NAME OF REPORTING PERSON

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

VCAF GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER - 0 SHARED VOTING POWER - See Item 5 SOLE DISPOSITIVE POWER - 0 SHARED DISPOSITIVE POWER - See Item 5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14.	TYPE OF REPORTING PERSON

OO

Page 7 of 9 pages

ITEM 4.	Purpose of Transaction.

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) is being filed with respect to the beneficial ownership of the common stock, par value $0.001 per share (the “Common Stock”), of T3 Motion, Inc., a Delaware corporation (the “Company” or the “Issuer”). This Amendment No. 5 amends and restates in its entirety Item 5, of the Schedule 13D originally filed on July 1, 2011.

ITEM 5.	Interest in Securities of the Issuer.

(a)           The Master Fund and VCAF, collectively, (i) own 1,249,756 shares of Common Stock, (ii) have the ability to acquire 1,143,884 shares of Common Stock through the exercise or conversion of derivative securities and (iii) thus beneficially own 2,393,641shares of Common Stock, representing 10.3% of all of the Issuer’s outstanding Common Stock. The Investment Manager and Mr. Benowitz (and the General Partner with respect to the shares of Common Stock owned by VCAF) may each be deemed to beneficially own the shares of Common Stock beneficially owned by the Master Fund and VCAF. Each disclaims beneficial ownership of such shares.

Mr. Thomson has the ability to acquire 25,000 shares of Common Stock through the exercise or conversion of derivative securities and thus beneficially owns 25,000 shares of Common Stock, representing 0.1% of all of the Issuer’s outstanding Common Stock.

The foregoing is based on 22,100,777 shares of Common Stock outstanding as of November 13, 2013 and the dates of the transactions reported herein as reported on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2013, filed on November 19, 2013.

(b)           The Reporting Persons (other than Mr. Thomson) have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 2,393,641 shares of Common Stock reported herein.

Mr. Thomson has sole power to vote or direct the vote of and to dispose or direct the disposition of the 25,000 shares of Common Stock reported herein.

(c)           On December 4, 2013 the Master Fund and VCAF sold 189,706 shares and 30,294 shares at $0.0808* per share on the open market, respectively. Prior to the December 4,, 2013 sales, the Reporting Persons had not effected any transactions with respect to the Issuer’s Common Stock since the Schedule 13D was filed with the SEC September 5, 2013 (“Shedule 13D”). (*) Price represents the weighted average price with respect to shares purchased on this date. Thistransaction was executed in multiple trades at approximately $0.10. The Reporting Persons hereby undertake to provide upon request by the SEC, the issuer, or any security holder of the issuer, full information regarding the number of shares purchased at each separate price.(d) Not applicable.

(e)           Not applicable.

Page 8 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2013

ADAM BENOWITZ
VISION CAPITAL ADVISORS, LLC
VISION OPPORTUNITY MASTER FUND, LTD.
VISION CAPITAL ADVANTAGE FUND, L.P.
VCAF GP, LLC

By: /s/ Adam Benowitz
Adam Benowitz, for himself, as Managing Member of the Investment Manager, as a Director of the Master Fund, and as authorized signatory of the General Partner (for itself and VCAF)

/s/ Robert Thomson
Robert Thomson

Page 9 of 9 pages